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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                     For the month of    OCTOBER       , 2002.
                                      ----------------

                             VHQ ENTERTAINMENT INC.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

              6201 - 46th Avenue, Red Deer, Alberta Canada T4N 6Z1
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
         Form 20-F   X    Form 40-F
                  -------           --------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes         No   X
            -------    -------

         If "Yes" is marked,  indicate below the file number  assigned to the
registrant in connection with Rule 12g3-2(b):   82-_____________

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.



                                       VHQ ENTERTAINMENT INC.
                                       ------------------------------------
                                                 (Registrant)

         Date   December 2, 2002       By  /s/ TREVOR M. HILLMAN
             -------------------          ---------------------------------
                                                (Signature)1
                                          Trevor M. Hillman
                                          Chief Executive Officer






--------
1 Print the name and title of the signing officer under his signature.

                             VHQ ENTERTAINMENT INC.



                   [VHQ WHERE ENTERTAINMENT BEGINS!(TM) logo]












                             ANNUAL INFORMATION FORM

                             DATED OCTOBER 18, 2002



                         FOR THE YEAR ENDED MAY 31, 2002

                                TABLE OF CONTENTS


THE CORPORATION................................................................2


OUR BUSINESS...................................................................2

   Our Retail Business Growth Strategy.........................................2
   Our Retail Stores...........................................................3
   Our Existing Retail Locations...............................................4
   Revenue Mix.................................................................4
   Seasonality of the Retail Video Industry....................................4
   Licenses / Supply Agreements................................................4
   Marketing and Advertising...................................................5
   Inventory...................................................................6
   Store Rental Assets.........................................................6
   Information Systems.........................................................6
   Competition and Technological Obsolescence..................................7
   Trademarks..................................................................7
   Our Employees...............................................................7
   Our Acquisitions............................................................8
   Our Capital Expenditures...................................................10
   E-Trend Networks, Inc......................................................10
   Our Properties and Equipment...............................................11

SELECTED CONSOLIDATED FINANCIAL INFORMATION...................................11


OPERATING AND FINANCIAL REVIEW................................................12


DIRECTORS AND SENIOR MANAGEMENT...............................................12


CONFLICTS OF INTEREST.........................................................15


DESCRIPTION OF SHARE CAPITAL..................................................15

   Common Shares..............................................................15
   Preferred Shares...........................................................15
   Dividends and Dividend Policy..............................................16
   Market for Securities......................................................16

ADDITIONAL INFORMATION........................................................16

                                 THE CORPORATION

We, VHQ Entertainment Inc., were incorporated as 753541 Alberta Ltd., an Alberta corporation under the Business Corporations Act (Alberta) on September 5, 1997. In this annual information form "VHQ Entertainment", "VHQ", "we", "us", "our" or the "Corporation" refers to VHQ Entertainment Inc. and its subsidiaries as the context requires. Our authorized capital consisted of an unlimited number of Common Shares. On December 22, 1997, our Articles of Incorporation were amended to change our name to Video Headquarters Inc. and to create a new class of an unlimited number of preferred shares issuable in series. On September 18, 1998, our Articles of Incorporation were amended to consolidate our Common Shares on the basis of 2 old shares for 1 new share. All references to numbers of Common Shares in this annual information form are after giving effect to the share consolidation. On November 25, 1999, our articles were amended to allow for the election or appointment of directors for terms expiring not later than the close of the third annual meeting of shareholders following their election or appointment. Pursuant to Articles of Continuance dated December 1, 2000, we were continued under the Canada Business Corporations Act ("CBCA") and our name was changed to "VHQ Entertainment Inc.".

Our principal business office is located at 6201 - 46th Avenue, Red Deer, Alberta T4N 6Z1, and our registered office is located at 1900, 715 - 5th Avenue, S.W., Calgary, Alberta T2P 2X6. Our phone number is (403) 346-8119 and our e-mail address is www.mail@vhq.ca.

Our web site is located at WWW.VHQ.CA. Information contained on our web site is not part of this annual information form.

                                  OUR BUSINESS

We operate, directly and through our wholly owned subsidiaries, a chain of 49 retail video and home entertainment stores in Alberta, Saskatchewan and the Northwest Territories. Our business strategy is to focus on serving rural and secondary markets and smaller urban centres, which typically have less competition, lower fixed costs and lower staffing costs. We intend to grow by opening new stores using our video and home entertainment store format that we have developed, and by acquiring existing video and home entertainment stores in the markets that we target to serve.

OUR RETAIL BUSINESS GROWTH STRATEGY

Our business strategy is to compete in rural markets with a trading area population averaging approximately 5,000 to 50,000, small urban centres and, to a lesser degree, within neighborhood markets in large urban centres. We believe that the advantages of targeting these markets are:

o      less competition;
o less indirect competition from other entertainment venues such as organized sport, theatres, pools and other forms of entertainment or recreation;
o      the ability to develop market share at lower per customer expense;
o      lower fixed costs, such as for leased space;
o      lower staffing costs including, generally, less staff turnover

We generally charge rental rates that are competitive with rates charged by our competitors in larger urban centres.

We intend to grow by establishing new, or acquiring established, video and home entertainment stores.

We intend to apply specific selection criteria when evaluating new locations, including:

o      population base within 30 kilometres exceeding 5,000 persons;
o      competition, or lack thereof, in a target market;
o      availability of convenient retail space with available drive-up parking;
o      traffic, frontage and exposure at retail site;
o      demographic characteristics of the area (household size, age and income).

OUR RETAIL STORES

Our video and home entertainment stores are typically located in retail strip shopping centres and well-located stand-alone retail stores and range in size from 3,500 to 6,000 square feet. Our stores are open seven days a week, generally from 10 a.m. to 12 midnight.

Our stores display new release movies alphabetically and catalogue titles are displayed alphabetically by category, such as "Action," "Comedy," "Drama" and "Children." Our typical store's inventory consists of video cassettes ("VHS"), digital versatile discs ("DVD"s), video games and music compact discs ("CD"s). The actual inventory of each store varies depending on its location. We continually review each store to ensure that inventory for both rental and sale is meeting local demand. Also, each store has a few special interest titles, covering such subjects as hunting, golf and education, selected by management to appeal to the customer base in the store's local market area. We make buying decisions centrally and base these decisions on box office results, actual rental history of comparable titles within each store and industry research.

Based on our experience, we believe that our typical store's revenues are affected by internal factors such as our new release title selection and the number of copies of each new release available for rental as compared to our competitors. We are committed to offering as many copies of new releases as necessary to be competitive within a market, while at the same time keeping our costs as low as possible. New VHS tapes, DVDs and music CDs offered by us for sale are primarily "hit" titles promoted by the studios for sell-through, as well as special interest titles, children's titles and seasonal titles related to particular holidays.

We design each store using uniform store fixtures, equipment and layout to create brand identity. Our stores play movie previews and promotions of coming attractions on in-store video and sound preview systems for the enjoyment of our customers. Each of our stores is decorated in bright and attractive colours and features posters and stand-up displays promoting specific movie, music and video game titles. We arrange movies and video games in attractive display boxes organized into categories by topic, except for new movie and video game rental releases, which are assembled alphabetically in their own section for ease of selection by customers.

Our stores were originally operated under the brand "Video Headquarters". During the past 18 months, we have adopted a new format under the "VHQ" brand. This new format is designed to generate higher traffic volumes and repeat business as part of our branding effort. Our store layout uses inviting colours, state-of-the-art entertainment systems, and a broad selection of entertainment-related products, including music CDs, video game accessories, video games for sale, studio merchandise related to filmed entertainment and music, sell-through filmed entertainment and an expanded selection of DVD titles for rent. As part of our branding strategy, we are in the process of painting and installing new fixtures in existing stores and in making physical layout changes to enhance check-out processes. The final stage of our branding strategy will be to update store exteriors and signage. We believe that the increased product selection provides opportunities for cross-product promotion in order to increase the average size of a purchase. We have opened 13 locations using the new format and have begun the introduction of the new format in an additional 17 locations. At the date of this annual information form, the remaining stores continue to operate under the "Video Headquarters" brand.

Generally, we spend approximately $225,000-$275,000 to open each new store. These costs are net of tenant inducements and include tenant finish, fixtures, computers, point-of-sale equipment, security devices, interior and exterior signage, inventory for rent, deposits, staff recruitment and training, and inventory for sale.

Our policy is to constantly evaluate our existing store base to determine where improvements may benefit our competitive position in the areas we serve. In negotiating leases, we attempt to negotiate flexible lease terms to allow us to react to changing demographics and other market conditions.

In the future, we may actively pursue relocation opportunities to adapt to market shifts. Similarly, we may elect to expand and/or remodel certain of our stores in order to improve facilities, meet customer demand and maintain the visual appeal of each store.

OUR EXISTING RETAIL LOCATIONS

On September 18, 1998, we acquired Integrated Retail Corp., that operated 7 video retail outlets in Alberta. Since that date, we have opened 26 new video retail outlets (24 in Alberta, 1 in Saskatchewan and 1 in the Northwest Territories) and acquired 16 video retail outlets (eight in each of Alberta and Saskatchewan). These openings and acquisitions bring the total number of our video and home entertainment outlets to 49.

The following table sets forth the locations of our video and home entertainment outlets:

Alberta                      Airdrie; Blackfalds; Brooks; Calgary (13); Camrose;
                             Drayton Valley; Drumheller; Edmonton (2); Ft. Saskatchewan; Lacombe; Leduc (2); Lethbridge (3); Lloydminster; Okotoks; Ponoka; Red Deer (2); Rocky Mountain House; Spruce Grove; Stony Plain; Sylvan Lake; Wetaskiwin; and Whitecourt.

Saskatchewan                 Saskatoon (8) and Weyburn.


Northwest Territories        Yellowknife.

REVENUE MIX

Our revenues are derived principally from VHS and DVD rental, video game rental, sell-through video/DVD/video game software sales, music sales, confectionery sales and previously viewed video/DVD/video game software sales. The sale and distribution of each category of product is conducted principally through our retail storefronts and to a very small degree via the Internet through our web site located at www.vhq.ca. The following table sets forth the breakdown of sales in each category as a percentage of total revenues for the periods indicated:


                                                                      Twelve Months Ended May 31
                                                 ---------------------------------------------------------------------
                                                    2002                2001               2000                1999
                                                 ----------          ----------         ----------          ----------
VHS and DVD rental                                  66.5%               68.2%              74.3%               67.6%

Video game rental                                    8.9%                9.9%               5.2%                9.9%

Sell-through video/gaming software sales             8.2%                8.3%              11.0%                8.9%

Music sales                                          7.1%                6.1%               2.8%                6.1%

Confectionery sales                                  6.3%                6.5%               5.1%                6.5%

Previously viewed video/gaming software              3.0%                1.0%               1.6%                1.0%
sales

SEASONALITY OF THE RETAIL VIDEO INDUSTRY

The home entertainment industry is characterized by a degree of fluctuating sales related to weather and other factors such as statutory and school holidays. We generally experience our greatest sales during periods of inclement weather during the winter when outdoor or other competing activities may not be available. Also, our sales generally increase during statutory and school holidays when families and school children are at home.

LICENSES / SUPPLY AGREEMENTS

We obtain our product from a number of suppliers. Approximately 50% of our VHS and DVD inventory is supplied through Video One Canada Ltd. ("Video One") and Rentrak Corporation ("Rentrak"). We have a non-exclusive Product Fulfillment Agreement with Video One that provides for the supply of filmed entertainment rental and retail products, entertainment merchandise and video game rental products. This agreement will expire on January 31, 2003.

We also have a ten year non-exclusive Revenue Share Agreement with Rentrak which provides for the supply of VHS based filmed entertainment rental products on a revenue sharing basis.

The other 50% of our VHS and DVD rental and retail product is obtained through direct revenue sharing agreements we have with a number of movie film studios and other product purchase arrangements we have with individual suppliers and wholesalers.

We obtain our video game product almost entirely from Video One and our music from Langara Distribution Inc., a music distribution company owned by Wilmington Rexford (formerly E-Trend Networks, Inc.). See "Wilmington Rexford" (formerly "E-Trend Networks, Inc."). We continually review arrangements with third-party suppliers and may, in the normal course of business, change such suppliers if more advantageous terms of supply can be negotiated.

MARKETING AND ADVERTISING

We have developed a comprehensive advertising and promotion strategy that is implemented in the various markets depending on the market demographics. The various marketing approaches include:

1.       Local Store Marketing/Sales Promotions

         Sales promotions include price discounts, contests, and daily or weekly features. Also, each retail store is encouraged to participate in local community events, including sports, charities and other public functions.

2.       Bulk Mail

         The  mailing  of  unaddressed   fliers  with  coupons  is  believed  by
         management to be one of the most effective ways to build store traffic and maintain customer loyalty.

3.       Radio Advertising

         Radio advertising is a core strategy used in major markets. It is also a key element in building our brand recognition.

4.       Print

         Newspaper advertising is used on a local level to promote in-store activities and major product announcements.

5.       Outdoor Signage

         In highly competitive markets, outdoor advertising (including billboard and transit signage) is used in the perimeter marketing area of the competition. This is a defensive strategy to keep the VHQ brand prominent in locations where consumers have a choice as to where they buy home entertainment.

6.       Third Party Partnership/Strategic Partners

         On an ongoing basis we participate in cross-promotions with strategic partners and co-op advertising in conjunction with film studios and music labels. Also, each store is encouraged to continually exploit cross-marketing opportunities (such as cross-couponing) with other retailers, such as pizza stores, in its local market.

7.       Customer Data Base

         Customers who fail to return to a store in a specified period of time are contacted directly by telephone and/or direct mail. More recently, we have adopted new marketing strategies including "late fee" waivers and $5.00 credit vouchers to bring customers back.

8.       Television

         The use of television advertising will likely be used commencing during the last quarter of calendar 2002 or in early calendar 2003.

Our current marketing budget is approximately 1% of sales. We also receive funding for advertising through various vendor co-operative advertising funds and market development funds established with product suppliers and movie studios. We also benefit from advertising marketing done by studios and theatres in connection with the promotion of the theatrical release of films. We expect we will increase our marketing budget, particularly as we add television advertising, and as we expand our stores into new provinces.

Our retail stores are actively involved in their respective communities, and are focused on meeting the needs of their loyal customers.

INVENTORY

Inventory consists of new and used software of VHS tapes, DVDs and video games, CD music and confectionary available for sale. As at May 31, 2002, the inventory value of VHS tapes, DVDs and video games was $650,253, the inventory value of CD music was $1,011,711 and the inventory value of confectionary available for sale was $198,277.

STORE RENTAL ASSETS

The VHS tapes, DVD, and video game assets available for rent in each store consists of our catalogue titles (those in release for more than one year) and new release titles. New releases of VHS tapes and video games purchased from suppliers for existing stores are drop-shipped to the stores. Our stores generally offer from 5,000 to 10,000 VHS tapes, from 1,000 to 5,000 DVDs, and from 500 to 1,500 video games, depending upon location. We generally have a one-day rental term for new release movies less than 21 days old which tends to keep new releases more readily available. Rental terms for new releases greater than 21 days old but less than 120 days old are generally two days and rental terms on children's, catalogue titles and titles greater than 120 days old are generally seven days. Video games generally have a two-day rental term for the most recent new releases and seven days for older, catalogue titles.

VHS tapes, DVD, and video games used as initial inventory in our new stores consist of excess copies of catalogue titles and new release titles from existing stores, supplemented as necessary by purchases directly from suppliers. Each rental VHS tape, DVD and video game is removed from its original packaging, and an optical bar code label used in our computerized inventory system and a security label is applied to the media directly. The cassette is placed in the rental case, and the original product packaging is then used for display purposes. The repackaged VHS tapes, DVDs, video games and display cartons are then shipped to the store ready for use. Additionally, each store has certain VCRs, televisions and game players that are available for rent. As at May 31, 2002, the total net book value of all VHS tapes, DVDs and video games available for rent was $6,896,791. As at May 31, 2002, the total net book value of all VCRs, televisions and game players available for rent was $179,137.

INFORMATION SYSTEMS

Each of our stores is equipped with a point-of-sale ("POS") system. Our POS system provides detailed information with respect to a store's operations (including the rental history of titles and daily operations for each store). Our POS system tracks all rental and sale information using scanned bar code information. Each night our POS system transmits store data to the management information system ("MIS") at our corporate office. All data is processed, generating reports which allow our management to effectively monitor store operations and inventory, as well as to review rental history by title and location to assist in making purchasing decisions with respect to new releases. Our POS system also enables us to perform a monthly physical inventory using bar code recognition. Management is currently reviewing our current system and intends to replace it with a customized POS system that provides greater functionality and ability to data mine for marketing purposes. Management intends to develop and implement a new POS system during calendar 2003.

COMPETITION AND TECHNOLOGICAL OBSOLESCENCE

We believe the principal competitive factors in the home entertainment industry are:

o        store location, visibility, and layout and design;
o        title selection;
o        the number of copies of each new release available;
o        customer service;
o        pricing.

The home entertainment industry is highly competitive, and we compete with other video and home entertainment stores, including stores operated by other regional and national chains such as Blockbuster Video, Rogers Video, Video Update, Movie Gallery and Superior Video. We also compete with other businesses offering VHS tapes, DVDs and video games such as supermarkets, pharmacies, convenience stores, bookstores, mass merchants, mail order operations and other retailers.

In addition, we compete with all forms of entertainment, such as movie theatres, network and cable television, direct broadcast satellite television, Internet-related activities, live theatre, sporting events and family entertainment centres. Some of our competitors have significantly greater financial and marketing resources and name recognition than us. Emerging new technologies such as "Near Video On Demand", "Video On Demand" and digital cable also provide competition.

We cannot assure you that we will successfully compete in the markets that we serve or that we will generate sufficient revenue and positive cash flow to remain profitable.

TRADEMARKS

We have or are in the process of applying for various Canadian trademarks including, but not limited to, "VHQ", the VHQ logo, "WHERE ENTERTAINMENT BEGINS", and "MOVIES MUSIC GAMES ... AND MORE". We expect to receive final
Canadian trademark approval for those marks in due course but there can be no assurance that we will be successful.

Our brand names are important to us and we believe that their importance will increase as we continue to expand our operations. We have sought registration, where possible, to afford some measure of protection for our intellectual and intangible property.

We cannot assure you that our efforts to protect our intellectual and intangible property will be successful.

OUR EMPLOYEES

As of May 31, 2002, we had approximately 416 employees, including 5 employees in Senior Management, 8 employees in Operations/mid-level management, 61 employees in Operations/store-level management, 7 employees in head office administration and approximately 335 employees who service customers in our video and home entertainment stores. A majority of our employees are either permanent part-time or part-time employees. Of the total number of employees at such date, 326 were located in Alberta, 81 in Saskatchewan and 9 in the Northwest Territories.

CORPORATE STRUCTURE

We operate our retail video and home entertainment business directly and through four wholly-owned subsidiaries: Integrated Retail Corp. ("Integrated Retail"), an Alberta corporation, Safiqa Holdings Ltd. ("Safiqa"), an Alberta corporation, Star Vision Enterprises Inc. ("Star Vision"), a Saskatchewan corporation, and 705556 Alberta Ltd. ("705556"), an Alberta corporation.

OUR ACQUISITIONS

In implementing our business strategy, we identified and acquired established video stores in markets that we targeted. We have completed the following acquisitions:

         OUR ACQUISITION OF INTEGRATED RETAIL

On September 18, 1998, we acquired Integrated Retail, a retailer operating seven video stores, from its security holders pursuant to a share purchase agreement dated July 20, 1998 (the "Integrated Retail Agreement"). The transaction was non-arms length since a majority of the shares of Integrated Retail were owned by Trevor Hillman (our Chairman and Chief Executive Officer), his family, and Gregg Johnson (our President and Chief Operating Officer). Under the terms of the Integrated Retail Agreement, we purchased all of the issued shares and certain outstanding options and broker warrants of Integrated Retail in consideration for a total purchase price of $2,600,000. The purchase price was paid by issuing:

     (i) 5,000,000 Common Shares to the shareholders of Integrated Retail, including 1,400,000 to Trevor Hillman;

     (ii)     200,000  Common  Shares  to  Gregg C. Johnson  in exchange for the
              cancellation  of  his  option  to  acquire   250,000   shares   of
              Integrated Retail;

     (iii) warrants exercisable to purchase 500,000 Common Shares at $0.75 per share until March 31, 1999, 479,000 of which were exercised; and

     (iv) warrants exercisable to purchase 210,000 Common Shares at $0.50 per share until March 31, 1999, 104,000 of which were exercised.

As VHQ Entertainment and Integrated Retail were under common control at the time of the acquisition, our financial statements have been presented using the continuity of interest method of accounting. Under this method of accounting, the financial position and results of operations for the current and prior periods are presented as if the new corporate structure had existed since the inception of Integrated Retail.

         OUR ACQUISITION OF SAFIQA

On September 29, 1999, we acquired Safiqa, an independent video retailer operating four video stores in the Calgary, Alberta market under the brand name "Rainbow Video", pursuant to a share purchase agreement dated June 1, 1999 (the "Safiqa Agreement") with Ayaz Kara, Nayaz Kara, and Moez Hirji. Under the Safiqa Agreement, we acquired all of the issued shares of Safiqa in consideration for a total purchase price of $2,125,000. The purchase price was paid:

     (i) as to $1,125,000, by issuing 900,000 Common Shares at a deemed value of $1.25 per share;

     (ii)     as to $100,000, in cash; and

     (iii) as to the balance, by issuing promissory notes in the aggregate principal amount of $900,000 payable on or before March 31, 2000, with interest calculated at the rate of 12% to December 31, 1999 and 18% from January 1, 2000 to March 31, 2000, all of which have been fully paid and cancelled.

Our acquisition of Safiqa was accounted for by the purchase method of accounting.

         OUR ACQUISITION OF STAR VISION

On December 1, 1999, we acquired Star Vision, an independent video retailer operating six video stores in the Saskatoon market under the brand name "Family Video", pursuant to a share purchase agreement dated December 1, 1999 (the "Star Vision Agreement") with Marc Gignac and Gisele Gignac. Pursuant to the Star Vision Agreement, we acquired all of the issued shares of Star Vision in consideration for a total purchase price of $2,914,000. The purchase price was paid:

     (i) as to $1,000,000, by issuing a promissory note in that principal amount, $500,000 payable on January 31, 2000, and $500,000 payable on February 29, 2000, with interest calculated at the rate of 10% per annum, which note was fully paid and cancelled;

     (ii) as to $1,414,000, by issuing 1,010,000 Common Shares at a deemed value of $1.40 per share; and

     (iii)    as to $500,000, in cash.

Subsequent to closing, a cash payment adjustment to the purchase price of $297,188 was paid based on the working capital position of Star Vision on November 30, 1999.

In addition, we granted Marc Gignac an option exercisable to acquire 25,000 common shares of E-Trend Networks, Inc. for $1.00 per share until November 31, 2002. This option was subsequently cancelled on the disposition of our interest in E-Trend. See "Wilmington Rexford" (formerly "E-Trend Networks, Inc.").

Our acquisition of Star Vision was accounted for by the purchase method of accounting.

         OUR ACQUISITION OF 705556

Effective March 21, 2000, we acquired 705556, an independent video retailer operating two video and home entertainment stores under the trade name "Movies Plus", pursuant to a share purchase agreement dated March 21, 2000 (the "705556 Agreement") with Altaf Hirji and Shelina Hirji. Under the 705556 Agreement, we acquired all of the issued shares of 705556 in consideration for a total purchase price of $625,000. The purchase price was paid:

     (i)      as to $150,000, in cash;

     (ii) as to $50,000, by issuing promissory notes in that aggregate principal amount payable on or before April 30, 2000, which notes have been fully paid and cancelled;

     (iii) as to $50,000, by issuing promissory notes in that aggregate principal amount payable on or before May 30, 2000, which notes have been fully paid and cancelled; and

     (iv) as to $375,000, by issuing 86,207 Common Shares at a deemed value of $4.35 per share.

         OUR ASSET ACQUISITIONS

On June 15, 2000, Star Vision acquired from Raeco Holdings Incorporated ("Raeco") all the assets of Silver Screen Video, a video and home entertainment store operating in Saskatoon, Saskatchewan, in consideration for a total purchase price of $200,000. The purchase price was paid as to $100,000 by issuing 25,000 Common Shares at a deemed price of $4.00 per share and as to the balance by three cash payments aggregating $100,000.

On July 11, 2000, we acquired the assets of M&K Video Spot Inc. ("M&K"), an independent video retailer operating a video store in Stony Plain, Alberta and a store in Spruce Grove, Alberta under the brand name "Five

Star Movies", pursuant to an asset purchase agreement dated July 11, 2000 (the "M&K Agreement"). Under the M&K Agreement, we acquired all of the assets of M&K in consideration for a total purchase price of $425,000. The purchase price was paid as to $175,000 by issuing 43,750 Common Shares at a deemed value of $4.00 per share, as to $125,000 in cash and as to the balance by issuing a secured promissory note in the principal amount of $125,000, payable in twelve monthly installments beginning September 1, 2000, with interest at the rate of 9% per year, which note has been fully paid and cancelled.

Effective March 15, 2001 we acquired all of the assets and business operations of Hollywood North Video Limited, an independent video retailer operating a video rental and retail store in La Ronge, Saskatchewan, for three cash payments aggregating $70,000.

OUR CAPITAL EXPENDITURES

Our capital expenditures, which result from the purchase of rental assets and the consideration paid for acquisitions net of asset sales, have been as follows:


                                                                 Twelve Months Ended May 31
                                            ---------------------------------------------------------------------
                                                  2002              2001             2000              1999
                                                  ----              ----             ----              ----
Purchase of Capital Assets                    $6,584,005        $6,972,272       $4,989,913        $2,766,957
Consideration paid for acquisitions           $1,910,250        $  625,000       $1,664,000                 -
(net of asset sales)
                                            ---------------------------------------------------------------------
Total                                         $8,494,255        $7,597,272       $6,653,913        $2,766,957
                                            =====================================================================

Information concerning our principal capital expenditures and divestitures, since inception and currently planned, are further described under "Our Acquisitions" and "Operating and Financial Review".

WILMINGTON REXFORD INC. (FORMERLY E-TREND NETWORKS, INC.)

In furthering our desire to mitigate the potential risk from the Internet evolving as a means of the sale and distribution of competing entertainment content and products, in April 1999 we participated in the formation of E-Trend Networks, Inc. ("E-Trend"), a Nevada corporation headquartered in Calgary, Alberta. Through its web site located at WWW.ENTERTAINME.COM, E-Trend created an online entertainment portal for the sale of filmed entertainment in both VHS and DVD format, CD music, video games, as well as access to industry related information and news. At the time of E-Trend's incorporation, we owned 65.8% of its outstanding common shares. However, our ownership position was gradually reduced as E-Trend issued shares from treasury to finance its activities.

On February 22, 2001, E-Trend was acquired by Cool Entertainment Inc. ("Cool"), a Delaware corporation, in a share exchange transaction with the E-Trend shareholders, including us. As a result of the acquisition, the shareholders of E-Trend became the controlling shareholders of Cool, which changed its name to E-Trend Networks, Inc., and the Delaware corporation became the parent of E-Trend. At the date of E-Trend's acquisition by Cool, we owned 40.1% of the issued shares of E-Trend.

On December 21, 2001, we entered into an agreement to sell our entire holdings in Cool, being 2,000,000 common shares, to The Game Holdings, Ltd. (the "Game Holdings"), a British Virgin Islands corporation, for US$800,000. The purchase price was paid by way of a secured promissory note of Game Holdings payable as follows:

     (a)      US$10,000 per month from January 2002 until March 2002;

     (b)      US$30,000 per month from April 2002 until May 31 2003; and

     (c)      the remainder of the purchase price on June 30, 2003.

The promissory note bears interest at a rate of 6% per annum and is secured by way of a second charge against a yacht owned by Game Holdings which had an estimated current resale value of approximately US$1,800,000 as determined by an appraisal delivered by the purchaser. To date, we have not received any payments from Game Holdings as required by the terms of the promissory note. We are currently in negotiations with Game Holdings over amending the payment schedule and the interest rate under the promissory note and the security to be provided under such an amended note.

Management intends to continue the retail sale of its products primarily through the traditional "bricks and mortar" retail channel and to a much lesser degree through the Internet channel. Rather than pursue the Internet through E-Trend, we will conduct such operations as a division of VHQ. We expect to initiate such sales during the latter half of fiscal 2003.

OUR PROPERTIES AND EQUIPMENT

Our head office is located in Red Deer, Alberta where we operate an administrative and central distribution facility from a 7,000 square foot facility leased from a related party. Our head office consists of administrative and executive offices and our central receiving, warehousing and distribution facility for all our retail locations. We are also the head tenant on a lease for a 5,000 square foot facility in Calgary, Alberta which is currently sublet to and occupied by E-Trend.

We currently operate 49 retail video and home entertainment stores, all of which are leased from third parties, including 39 stores located in Alberta, with the greatest concentration in central and southern Alberta, 9 stores in Saskatchewan, and one in Yellowknife, Northwest Territories. Five of our stores are leased from Hillman Holdings Inc., a company beneficially owned and controlled by Gordon Hillman, the father of Trevor Hillman, our Chairman and CEO. We lease all of our video and home entertainment stores at market competitive rates for each geographic location. The average term of our video and home entertainment store leases is five years and typically most leases include one or two renewal options for further five year periods, priced at a discount to the then prevailing market rates.

                   SELECTED CONSOLIDATED FINANCIAL INFORMATION

The  following  table  sets  forth  selected   consolidated   annual   financial
information of VHQ.

                                                       2002              2001               2000              1999
                                                  ----------------  ----------------  -----------------  ----------------
                                                     (audited)         (audited)         (audited)          (audited)
Revenues                                                26,114,173        21,330,467         12,884,852         4,919,535
Operating income (loss)                                   (24,671)         1,241,411            891,794           398,754
Income (loss) before                                     (942,735)         (387,803)              7,307           390,383
Certain items(1)<F1>
EBITDA(2)<F2>                                            5,585,377         4,570,824          2,959,479         1,312,669
Amortization of rental product                           5,309,090         2,599,104          1,450,933           643,896
Net income (loss)                                      (2,349,289)       (2,813,521)          2,102,867           217,383
Net income (loss) per share(3)<F3>                          (0.20)            (0.24)               0.21              0.03
Total assets                                            15,580,249        13,737,968         14,553,094         3,955,310
Total long term debt(4)<F4>                                713,845           110,794            233,996           222,422

(1)<F1> Certain items includes: write down of capital assets, write down of investments, minority interest, equity loss on investment, gain on dilution of investment, gain on disposal of assets and future income taxes.
(2)<F2> EBITDA is not a recognized measure under Canadian GAAP. As used in this annual information form, EBITDA means net income before future income taxes (recovery), gain on disposal of assets, gain on dilution of investment, equity loss of investment, minority interest, write-down of capital assets, write-down of investment, Video Limited Partnership disbursements, income tax recovery, interest on convertible debenture, interest expense (net), amortization of intangibles, amortization of rental product, and amortization of other store related capital assets in the amount of $435,229, $368,375, $370,464, and $266,200 for the 12
         months ended May 31, 2002, 2001, 2000, and 1999, respectively, which is included in store operating expenses and amortization of lease inducements.
(3)<F3> Net income (loss) per share was calculated using the weighted average number of Common Shares outstanding. An assumed conversion of the options and warrants to purchase Common Shares and the resultant imputed interest savings does not have a dilutive effect on earnings
         (loss) per share.
(4)<F4>  Excluding current portion.


The following table sets forth selected quarterly consolidated financial information of VHQ.

                                                                  Quarter ended
                         May 31,     February     Nov. 30,    August 31,     May 31,     February     Nov. 30,    August 31,
                          2002       28, 2002       2001         2001         2001       28, 2001       2000         2000
                      ------------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
                       (unaudited)  (unaudited)  (unaudited)  (unaudited)  (unaudited)  (unaudited)  (unaudited)  (unaudited)
Revenue ($)              6,418,423    7,156,277    6,523,817    6,015,656    5,532,624    5,975,219    5,218,034    4,604,590
Operating income         (794,283)      705,032       67,686      (3,106)    (691,748)      930,372      661,307      341,482
   (loss)
Income (loss) before     (872,111)      694,828    (341,329)    (424,123)  (1,091,127)      498,885      245,466     (41,027)
   certain items(1)<F1>
EBITDA ($)(2)<F2>        1,169,261    2,155,530    1,268,320      992,262      141,406    1,774,759    1,527,646    1,127,015
Amortization of          2,039,965    1,323,505    1,066,829      878,791      623,763      707,788      695,377      572,176
   rental product
Net income (loss) ($)  (1,049,356)    (879,491)        1,671    (422,113)  (2,936,034)      291,302     (20,439)    (148,350)
Net income (loss) per       (0.09)       (0.07)         0.00       (0.04)        (.26)         0.02         0.00       (0.01)
   share(3)<F3> ($)

(1)<F1> Certain items includes: write down of capital assets, write down of investments, minority interest, equity loss on investment, gain on dilution of investment, gain on disposal of assets and future income taxes.
(2)<F2> EBITDA is not a recognized measure under Canadian GAAP. As used in this annual information form, EBITDA means net income before future income taxes (recovery), gain on disposal of assets, gain on dilution of investment, equity loss of investment, minority interest, write-down of capital assets, write-down of investment, Video Limited Partnership disbursements, income tax recovery, interest on convertible debenture, interest expense (net), amortization of intangibles, amortization of rental product, and amortization of other store related capital assets in the amount of $77,966, $120,299, $127,111, $109,853, $70,789,
         $94,188, $(1,229), and $204,627 for  the quarters  ended  May 31, 2002,
         February 28, 2002,  November 30, 2001,  August 31, 2001,  May 31, 2001,
         February 28, 2001, November 20, 2000, and August 31, 2000, respectively, which is included in store operating expenses and amortization of lease inducements.
(3)<F3> Net income (loss) per share was calculated using the weighted average number of Common Shares outstanding.


                         OPERATING AND FINANCIAL REVIEW

Management's Discussion and Analysis is set forth under the heading "Management's Discussion and Analysis" on pages 13 to 20 of our 2002 Annual Report, which pages are incorporated herein by reference. A copy of that Annual Report may be obtained at WWW.SEDAR.COM or by contacting us as set out under the section of this Annual Information Form entitled "Additional Information".

                         DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth our directors and our senior management team, each an executive officer, all positions they hold with us, and their current principal occupations.

            Name and
    Municipality of Residence                        Position(s) Held                     Current Principal Occupation
----------------------------------------     -------------------------------------   -----------------------------------------

Trevor M. Hillman(1)<F1>                     Chairman of the Board, Chief            Officer of the Corporation
Red Deer, Alberta                            Executive Officer and Director

Gregg C. Johnson                             President, Chief Operating Officer      Officer of the Corporation
Red Deer County, Alberta                     and Director

Derrek R. Wong                               Senior Vice President, Finance and      Officer of the Corporation
Olds, Alberta                                Chief Financial Officer

Michael D. McKelvie                          Senior Vice President, Marketing &      Officer of the Corporation
Calgary, Alberta                             Communications


            Name and
    Municipality of Residence                        Position(s) Held                     Current Principal Occupation
----------------------------------------     -------------------------------------   -----------------------------------------


Ayaz Kara                                    Vice President, Business Development    Officer of the Corporation
Calgary, Alberta

Marc L. Gignac                               Director of Operations, Saskatchewan    Officer of the Corporation
Saskatoon, Saskatchewan                      and Director

Timothy J. Sebastian                         Secretary                               Lawyer with the law firm of Bryan &
Edmonton, Alberta                                                                    Company

Peter Lacey(1)                               Director                                President and Chief Executive Officer
Red Deer County, Alberta                                                             of Cervus Corporation

Catherine J. McDonough(1)<F1>                Director                                Retired Businesswoman
Red Deer County, Alberta

(1)<F1>   Member of the audit committee.

The following is brief biographical information on each of the executive officers and directors listed above:

Trevor M. Hillman is our Chairman of the Board, Chief Executive Officer and a Director.

Mr. Hillman has been our Chief Executive Officer and a Director since December 1997. He was our President from December 1997 to November 2001, when he was appointed Chairman of the Board. Also, since July 1997, Mr. Hillman has been the President of Integrated Retail which we acquired in September 1998. Mr. Hillman was a Director of E-Trend from inception until December 2001. Mr. Hillman has been a Director of IROC Systems Corp., a public company listed on the TSX Venture Exchange ("TSX Venture"), involved in the oil and gas safety industry, since March 2000. Mr. Hillman also has been a Director of Chinook Energy Services Inc., a public company listed on the TSX Venture, involved in non-destructive testing in the oil and gas industry, since September 2000. From 1994 to 1997, Mr. Hillman provided consulting services to entertainment based retail clients through TMH Holdings Ltd. Prior to 1994, Mr. Hillman was Operations Manager of Video View Ltd.

Gregg C. Johnson is our President, Chief Operating Officer and a Director.

Mr.  Johnson  served as our  Executive  Vice  President  from  December  1997 to
November 2001 when he was appointed as our President and Chief Operating Officer. He has also been a Director since December 1997. A graduate of Osgoode Hall Law School of York University in Toronto, Canada, in 1988, Mr. Johnson articled and was in private practice with the law firm of Burnet Duckworth & Palmer in Calgary, Alberta until he moved to Japan and joined the Japanese law firm, Aoki, Christensen & Nomoto in 1989. In 1991, Mr. Johnson joined the law office of Dr. Mujahid Al-Sawwaf in Jeddah, Saudi Arabia. In 1993, Mr. Johnson joined The Tracker Corporation of Toronto, Ontario, a public company trading on the NASD OTCBB market, where he was primarily responsible for legal, financing and public reporting matters. Since August 1995, Mr. Johnson has provided investment banking services with Summit Capital Corporation. Mr. Johnson was the Executive Vice President and Secretary of Merch Performance Inc., a public company listed on the TSX Venture engaged in the manufacture and distribution of motorcycle engines and parts, from April 1997 to June 1998. Mr. Johnson was a Director of Cervus Corporation, a public company listed on the TSX Venture engaged in the acquisition and management of John Deere dealerships, from inception until December 2001, and a Director of IROC Systems Corp., a public company listed on the TSX Venture involved in the oil and gas safety business, from inception until April 2001. Mr. Johnson was the President of E-Trend from inception to February 2001, and a Director of E-Trend from inception to December 2001. Mr. Johnson was also a Director of Chinook Energy Services Inc., a public company listed on the TSX Venture involved in the non-destructive testing business, from September 2001 to January 2002. Mr. Johnson was elected to a second three-year term in October 2001 as a councilor with Red Deer County, Alberta and is currently the Reeve (Mayor of the municipality).

Derrek  R. Wong is our  Senior  Vice  President,  Finance  and  Chief  Financial
Officer.

Mr. Wong has been our Senior Vice President, Finance and Chief Financial Officer since September 2001. From 1997 to 2001 Mr. Wong was President of Cirrus Capital Corporation, a financial consulting company. Through Cirrus Capital Corporation, Mr. Wong provided financial consulting services, including services relating to mergers and acquisitions, investor relations and corporate finance to Atlas Cold Storage Limited, a wholly owned subsidiary of Atlas Cold Storage Income Trust, from 1997 to 2000. From 1991 to 1997 Mr. Wong was Vice President, Corporate Finance of Bank of America. From 1985 to 1991, Mr. Wong held various positions with the Royal Bank of Canada. Mr. Wong received a Bachelor of Commerce degree from the University of Calgary in 1982, a Masters of Business Administration from the Richard Ivey School of Business at the University of Western Ontario in 1985, and is a Chartered Financial Analyst.

Michael D. McKelvie is our Senior Vice President, Marketing & Communications.

Mr. McKelvie has been our Senior Vice President, Marketing & Communications since May 2000. Mr. McKelvie has held senior level marketing, sales and communications positions in the home entertainment industry since 1977. He served as Director, Sales & Marketing for Universal Studios Home Entertainment Canada from March 1987 to November 1990. From November 1990 to November 1997 he was the founding partner of EMG Media Inc., where he created and launched HOLLYWOOD@home(TM), a Canadian video trade magazine. Most recently, he was Senior Marketing and Communications Manager for Blockbuster Canada Co. from November 1997 to April 2000. Mr. McKelvie has served as our Senior Vice President, Marketing for E-Trend from May 2000 to March 2002.

Ayaz Kara is our Vice-President, Business Development.

Mr. Kara has been our Vice President, Business Development since September 1999 and served as a Director of the Corporation from November 1999 until June 5, 2002. Mr. Kara was the President and a Director of Safiqa from February 1993 until we acquired it in September 1999. Mr. Kara also served as a Director of IROC Systems Corp., a public company listed on the TSX Venture, from March 2000 to December 2000. Mr. Kara was the interim President of E-Trend from October 2001 to January 2002 and was a Director of E-Trend from December 2001 until March, 2002.

Marc L. Gignac is our Director of Operations, Saskatchewan and a Director.

Mr. Gignac has been our Director of Operations, Saskatchewan since December 1999. Mr. Gignac has also served as a Director since March 2000. Mr. Gignac was the President and a Director of Star Vision from December 1986 until we acquired it in November 1999.

Timothy J. Sebastian is our Secretary.

Mr. Sebastian was our General Counsel and Secretary from October 2000 until April 2002. As of May 1, 2002, Mr. Sebastian resigned as our General Counsel to return to private practice with the law firm of Bryan & Company in Edmonton, Alberta but remains our Secretary. Mr. Sebastian graduated from the University of Alberta Law School in 1990. He was an associate and then a partner with the law firm of Bryan & Company in Edmonton and Calgary, Alberta, from 1990 until October 2000. During his law career, Mr. Sebastian practiced in the areas of general corporate law, corporate finance, securities and intellectual property. Mr. Sebastian is also the Secretary for IROC Systems Corp. and Chinook Energy Services Inc., each of which is a public company listed on the TSX Venture. Mr. Sebastian also served as General Counsel and Corporate Secretary for E-Trend from October 2001 to January 2002.

Peter A. Lacey is a Director of the Corporation.

Mr. Lacey has been a Director of VHQ since November 1999. Mr. Lacey has been President, Chief Executive Officer and a Director of Cervus Corporation, a public company listed on the TSX Venture, since November 1998. Mr. Lacey has been the President of Deermart Equipment Sales Ltd., a John Deere farm implement and garden equipment dealer located in Red Deer, Alberta, since April 1982. Mr. Lacey has been a Director of River

Valley Energy Services Corp., an oil and gas company listed on the TSX Venture, since September 1994. Mr. Lacey has been a member of Red Deer College Board of Governors since October 1997 and Chairman since May 2000. Mr. Lacey was also a director, officer and shareholder of the general partner of Video LP.

Catherine J. McDonough is a Director of the Corporation.

Mrs. McDonough has been a Director of VHQ since November 1999. Mrs. McDonough has been and continues to be a successful investor with over twenty years of investment experience. She owned and operated a jewelry design business in Honolulu, Hawaii. She has been active in charitable organizations and has served on the Boards of several of them including the U.S. Navy Submarine Officer's Wives Club and various charitable causes related to the Pearl Harbor Naval Station.

None of our directors and/or executive officers has been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court of competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he or she is a director and/or executive officer, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he or she is an officer or director from engaging in or continuing any conduct, practice, or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

Our officers and directors as a group beneficially own, directly or indirectly, 6,470,624 Common Shares. This represents 51.6% of the currently outstanding Common Shares. As a result, they can influence the control of our Corporation.

                              CONFLICTS OF INTEREST

There are potential conflicts of interest to which our directors and officers are subject in connection with our operations. Some of our directors and officers have been and will continue to be engaged in the identification and evaluation of businesses and corporations on their own behalf and on behalf of other corporations, and situations may arise where they will be in direct competition with us. Conflicts, if any, will be resolved pursuant to the procedures and remedies under the Canada Business Corporations Act.

                          DESCRIPTION OF SHARE CAPITAL

Our authorized capital consists of an unlimited number of Common Shares and an unlimited number of preferred shares, issuable in series. As of October 1, 2002, there were 12,538,559 Common Shares issued and outstanding.

COMMON SHARES

Holders of Common Shares are entitled to receive dividends in cash, property or shares when and if dividends are declared by the board of directors out of funds legally available. There are no limitations on the payment of dividends. Holders of Common Shares are entitled to one vote per share. Upon any liquidation, dissolution or winding up of our business, if any, after payment or provision for payment of all our debts, obligations or liabilities, our remaining assets as are distributable shall be distributed to the holders of Common Shares. There are no pre-emptive rights, subscription rights, conversion rights and redemption provisions relating to the Common Shares and the Common Shares have no liability for further calls.

PREFERRED SHARES

The preferred shares are issuable in series, with each series consisting of such number of shares and having such rights, privileges, restrictions and conditions as may be determined by our Board of Directors prior to the issuance thereof. With respect to the payment of dividends and the distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, the preferred shares are entitled to preferences over the Common Shares and any other shares ranking junior to the preferred shares


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and may also be given such  other  preferences  over the  Common  Shares and any other shares ranking junior to the preferred shares as may be determined at the time of creation of each series.

DIVIDENDS AND DIVIDEND POLICY

No dividends have been paid on any of our shares since the date of our incorporation and it is not contemplated that any dividends will be paid in the immediate or foreseeable future.

MARKET FOR SECURITIES

Our Common Shares have traded on the Toronto Stock Exchange under the symbol "VHQ" since July 24, 2001. Our shares traded on the TSX Venture Exchange from September 18, 1998 until July 30, 2001 when we voluntarily delisted from the TSX Venture Exchange as a result of our Toronto Stock Exchange listing.

                             ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Corporation's securities, options to purchase securities and interest of insiders in material transactions, where applicable, is contained in the Corporation's information circular in respect of its most recent annual meeting of shareholders of the Corporation that involved the election of directors and in the Corporations' consolidated financial statements for its most recently completed financial year. Such consolidated financial statements are incorporated by reference into this annual information form and may be obtained at WWW.SEDAR.COM or by contacting the Corporation as set out below.

The Corporation will provide to any person or company, upon request to the Corporate Secretary of the Corporation:

1. When the securities of the Corporation are in the course of a distribution pursuant to a short form prospectus or when a preliminary short form prospectus has been filed in respect of a distribution of the Corporation's securities:

         (a) one copy of the annual information form of the Corporation together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the annual information form;

         (b) one copy of the Corporation's comparative consolidated financial statements for the most recently completed financial year, together with the report of the auditors thereon, and one copy of any of the Corporation's interim financial statements subsequent to such audited financial statements;

         (c) one copy of the Corporation's information circular in respect of the most recent annual meeting of shareholders of the Corporation that involved the election of directors; and

         (d) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or short from prospectus;

2. At any other time, one copy of each of the documents referred to in 1(a), (b) or (c) provided that the Corporation may require the payment of a reasonable charge if a person makes the inquiry who is not a shareholder of the Corporation.

Any request for any documents referred to above should be made to the Corporate Secretary of VHQ Entertainment Inc., at 6201 - 46th Avenue, Red Deer, Alberta, T4N 6Z1 for by faxing your request to (403) 309-5511.


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